CREDIT SUISSE

MEMORANDUM

To:	All Americas Staff

Date:	February 17, 2010

Launch of the Credit Suisse Long/Short Liquid Index (Net) ETN

In another successful example of true One Bank collaboration, we are pleased to announce the launch of the first Exchange Traded Note on one of Asset Management’s Liquid Alternative Beta (LAB) indices.

The new ETN, structured by the Equity Derivatives and Delta 1 desks in the Investment Bank, offers investors liquid exposure to Long/Short Equity hedge fund strategies without direct exposure to hedge funds and provides intra-day liquidity, real-time pricing and portfolio transparency. The ETN is listed on the NYSE Arca exchange under the ticker CSLS.

This is the first time that we have offered one of our market leading alternative strategies in an easily accessible, liquid product listed on a U.S. exchange, and is the first in what we envision to be a range of exchange traded offerings in this market.

The LAB Indices provide a broad investor base with access to sophisticated investment strategies – such as hedge funds – in a cost efficient manner. Using advanced quantitative modeling techniques, we have successfully created indices designed to replicate several Credit Suisse/Tremont hedge fund strategies, and can now offer these in exchange traded products with frequent liquidity.

For more information on the Credit Suisse Long/Short Liquid Index (Net) ETN, please visit www.credit-suisse.com/notes.  Orders may be placed for the new ETN through any broker, as well as the Private Bank.

We would like to thank everyone who has helped to make this launch possible, and look forward to the success of this product as we continue to expand our exchange traded offerings across the Bank.

Michael G. Clark	Oliver Schupp

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the underlying supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.